STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA COLORADO DENVER NEVADA RENO

June 17, 2015

SUBMITTED VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino Ji Shin David Edgar Craig Wilson

Re:	AppFolio, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 4, 2015
Amendment No. 2 to Registration Statement on Form S-1
Filed June 15, 2015
File No. 333-204262
Responses to Staff comments made by letter dated June 15, 2015

Dear Mr. Crispino:

Set forth below are the responses of AppFolio, Inc., a Delaware corporation (the “Company”), to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 15, 2015 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-1 (File No. 333-204262), which was originally filed on May 18, 2015, and was subsequently amended by Amendment No. 1 to Registration Statement on Form S-1 filed on June 4, 2015 and Amendment No. 2 to Registration Statement on Form S-1 filed on June 15, 2015 (as so amended, the “Registration Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.

In addition, attached as an Exhibit hereto is a set of changed pages showing the revisions the Company would expect to make to the Registration Statement in response to the Staff’s comments in the Comment Letter, together with one minor additional change. To the extent applicable, each response contains a reference to the page number(s) of the Registration Statement where the proposed revision would be made. The Company intends to file Amendment No. 3 to the Registration Statement promptly following resolution of the Staff’s comments in the Comment Letter.

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 17, 2015

Summary Consolidated Financial Data, page 15

1.	We note that you intend to repay $10 million of outstanding indebtedness under your credit facility with proceeds from the offering. Please tell us how you considered including pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish your outstanding debt. Also, the footnotes to your pro forma disclosures should clearly support your calculations of both the numerator and denominator used in your pro forma calculations. Refer to Rule 11-01(a)(8) and 11-02(b)(7) of Regulation S-X.

Company Response:

The Company respectfully advises the Staff that the Company considered including supplemental pro forma earnings per share information for the three months ended March 31, 2015, giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish the Company’s outstanding debt. However, given that the supplemental pro forma earnings per share calculation for the three months ended March 31, 2015 results in a difference of less than $0.01 as compared to the pro forma net loss per share calculation for the same period set forth in the Registration Statement, the Company concluded that such disclosure was not material and would not be helpful to investors. In addition, in light of the insignificant difference in the results of the two calculations, the Company believes that inclusion of footnotes in the Registration Statement that provide the details of the calculations will serve only to clutter the disclosure and distract investors from the other disclosures in the tables and footnotes. In response to the Staff’s comment, the Company advises the Staff that the supplemental pro forma basic and diluted net loss per share for the three months ended March 31, 2015 are calculated as follows:

Supplemental unaudited pro forma net loss per share (in thousands except per share amount):

Numerator
Net loss used in computing pro forma net loss per share	$(3,618)
Pro forma adjustment to reverse interest expense and amortization of debt discount related to repayment of outstanding indebtedness	38
Pro forma adjustment to record pre-payment penalty related to repayment of outstanding indebtedness	(200)

Net loss used in computing supplemental pro forma net loss per share	$(3,780)

Denominator
Pro forma weighted average common shares outstanding, basic and diluted	25,920
Pro forma adjustment to include additional shares required to be issued to generate proceeds sufficient to repay outstanding indebtedness	148

Denominator for supplemental pro forma net loss per share, basic and diluted	26,068

Supplemental pro forma net loss per share, basic and diluted	$(0.15)

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 17, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 64

2.	With regard to the $10 million of outstanding indebtedness as of March 31, 2015, please revise to disclose your intention to repay the debt with IPO proceeds.

Company Response:

In response to the Staff’s comment, we intend to revise the disclosure on page 64 of the Registration Statement to clarify that the Company intends to repay the $10 million of outstanding indebtedness in full with the proceeds from the offering.

Critical Accounting Policies and Estimates

Common Stock Valuations

February 2015 Grants, page 76

3.	We note that in preparing your financial statements for the three months ended March 31, 2015, you reassessed the grant-date fair value of your common stock as of February 1, 2015 which resulted in an increase from $5.64 per share to $11.20 per share. We further note that the increase in the fair value of your common stock from December 2014 to February 2015 resulted in part from the continued growth and financial performance of your business, and the increase in the probability and acceleration of the expected timing of an IPO relative to other shareholder liquidation alternatives. For the six months prior to January 23, 2015 through March 31, 2015 please describe the status and nature of discussions and arrangements with underwriters and provide monthly operating results. Describe in greater detail changes in assumptions and changes in valuation methodology between December 1, 2014 valuation and your reassessment of the fair value of your common stock on February 1, 2015. Please quantify each of the foregoing factors or event’s impact on the valuation. Please support with observable evidence where possible.

Company Response:

The Company respectfully advises the Staff that, during the six months prior to January 23, 2015, there were no discussions or arrangements made with the underwriters. The Company respectfully advises the Staff that it was not until late 2014 that the Company began a review of its readiness for an initial public offering (“IPO”), the results of which were presented to the board of directors of the Company (the “Board”) in late October 2014. Prior to late October 2014, the Board considered an IPO only in general terms as part of its long-term strategic planning, among a variety of other strategic alternatives. Accordingly, the main driver of the increase in the fair value of the Company’s common stock has historically been its financial and operating results. As requested, the Company is supplementally providing the Staff with summary statements of operations for the months ended July 2014 through

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 17, 2015

March 2015. The Company’s statements of operations prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) are prepared on a quarterly basis, not on a monthly basis. Accordingly, there are certain adjustments that are required by GAAP, such as stock-based compensation expenses and income tax provisions, which are reviewed and recorded only in the last month of the quarter. As a result, the monthly statements of operations that the Company is supplementally providing may not be comparable to its quarterly GAAP financial statements.

Set forth below is a summary of the changes in the Company’s assumptions and valuation methodology between the December 1, 2014 valuation and the Board’s reassessment of the fair value of the Company’s common stock as of February 1, 2015:

December 2014 Grants

As disclosed in the Registration Statement, the Company first began using the income approach to establish the fair value of the Company’s common stock in connection with the December 2014 grants, with the income and market approaches weighted at 75% and 25%, respectively, as reflected in the independent third-party valuation of the Company’s common stock dated as of December 1, 2014. This was facilitated by the Company’s longer operating history and increased visibility into its estimated future cash flows. In addition, by December 2014, the Company had begun to take steps to evaluate the adequacy of its readiness to operate as a public company (such as reviewing its corporate governance and accounting policies). As disclosed in the Registration Statement, the Company began using the Probability-Weighted Expected Return Method (“PWERM”) to establish the fair value of the Company’s common stock in connection with the December 2014 grants, with the PWERM and Option Pricing Model (“OPM”) weighted equally, as a result of the increased probability of an IPO relative to other strategic alternatives.

February 2015 Grants

Following the December 2014 grants, there were further developments in the Company’s preparedness for an IPO. In mid-January 2015, the Company began meeting with its counsel with a view to preparing certain governance policies and to discuss the process for an IPO, although the initial timeline contemplated an IPO in early 2016. As disclosed in the Registration Statement, to establish the fair value of the Company’s common stock in connection with the February 2015 grants, the Company increased the weighting of the market approach relative to the income approach to give the two approaches equal weighting, as reflected in the independent third-party valuation of the Company’s common stock dated as of January 23, 2015. This was a result of the Company’s awareness that, following an IPO, the public market would determine the Company’s value based primarily on multiples of the Company’s revenues. In addition, as disclosed in the Registration Statement, the Company also increased the weighting of the PWERM relative to the OPM, with the PWERM and OPM weighted at 60% and 40%, respectively. This was based on the Company’s improved estimates of the probability of an IPO relative to other strategic alternatives.

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 17, 2015

Reassessment of the February 2015 Grants

Following the February 2015 grants, there was a significant increase in the scope and level of the Company’s efforts to proceed with an IPO. On February 4, 2015, the Company made a presentation regarding its business to Morgan Stanley & Co. LLC and, on February 9, 2015, the Company made a similar presentation to Credit Suisse Securities (USA) LLC. The lead underwriters were appointed following these presentations in late February, and an organizational meeting involving the Company, the lead underwriters and their respective counsel was held on March 9, 2015. While the lead underwriters initially contemplated that the offering would price and close in mid- to late-July, the timetable was subsequently accelerated to price and close at the end of June 2015, as currently contemplated. In order to meet this timetable, one or more drafting sessions were held on a weekly basis during the month of March, and the Company confidentially submitted its Draft Registration Statement on April 17, 2015. During the week of May 4, 2015, the Company and the lead underwriters attended test-the-waters meetings with potential investors, and, on May 18, 2015, the Company first publicly filed the Registration Statement, which included the Company’s financial statements for the three months ended March 31, 2015. During this time period, as a result of these developments, the Board revised its view regarding the likelihood and timing of an IPO.

While the operating results of the Company did continue to improve, the Company respectfully submits to the Staff that the Board’s consideration of the Company’s progress towards an IPO and the acceleration of the timetable for an IPO was the primary component in reassessing the fair value of the Company’s common stock as of February 1, 2015. The Company respectfully advises the Staff that, among other things and in addition to the developments described above, the Board took into account the following factors and events that took place during the period from February through May 2015:

•	the hiring of a new Chief Financial Officer, effective as of February 2015, which was critical to the successful completion of an IPO;

•	the initial feedback of the underwriters regarding the viability of the Company’s proposed IPO;

•	prevailing market conditions, including the successful IPOs of comparable companies, and the recent market prices of and demand for the publicly traded common stock of comparable companies;

•	continued awareness that, following an IPO, the public market would determine the Company’s value based primarily on multiples of revenue;

•	the Company’s improved estimates regarding, and the acceleration of the timing of, an IPO;

•	the increased liquidity of the Company’s common stock following an IPO;

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 17, 2015

•	the appointment of Janet Kerr, James Peters and William Rauth to serve as members of the Board commencing immediately following the effectiveness of the Registration Statement; and

•	the overall growth in the Company’s business as demonstrated by the growth in its revenues and the number of its customers during the three months ended March 31, 2015.

The foregoing factors and events include the material changes in the facts and assumptions considered by the Board in reassessing the fair value of the Company’s common stock as of February 1, 2015, and recording compensation expense for the equity based awards granted on February 1, 2015, in connection with the preparation of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2015. In view of the variety of factors considered in connection with its reassessment, and the immaterial impact to the financial statements, the Board did not find it necessary to obtain a revised valuation from an independent third-party appraiser, and did not quantify or otherwise assign relative weights to the specific factors considered in establishing the reassessed fair value of the common stock as of February 1, 2015.

Rather, during May 2015, the Company had the benefit of hindsight, and considered the events that transpired during February through May 2015 in reassessing the fair value of the Company’s common stock as of February 1, 2015. Among other things, the Company considered the increased probability of completing an IPO by June 30, 2015, given that the Company had confidentially submitted its Draft Registration Statement on April 17, 2015. Furthermore, while the Company’s underwriters had not provided the Company with any formal valuation of the Company or any indicators of a price range as of May 18, 2015, the Board had evaluated by the May 18, 2015 filing the implied minimum value of the Company in order to be able to successfully market the Company’s common stock and execute an IPO. With these developments in mind, including the initial feedback from the underwriters regarding the viability of the Company’s proposed IPO, the Board concluded that a minimum IPO price by an anticipated IPO date of June 30, 2015 would be approximately $12.00 per share. The Company then took a small discount from the anticipated minimum $12.00 per share value to factor in the time period from February 1, 2015 to June 30, 2015, and the risk of not successfully executing an IPO within this time period, and determined the fair value to be $11.20 as of February 1, 2015.

The Company specifically re-evaluated and concluded that the original estimated fair value of the Company’s common stock as of January 23, 2015 was appropriately determined at the time of the contemporaneous valuation based on the facts that were known at that time. However, in considering the facts that occurred subsequent to February 1, 2015 and through May 18, 2015, the Company conservatively reassessed its estimate of the fair value of the Company’s common stock as of February 1, 2015, resulting in a fair value of $11.20 per share. This fair value was used to calculate the value of the February 1, 2015 equity awards, and record stock compensation expense, for the quarter ended March 31, 2015. The Company also considered that any difference between the original estimated fair value of the

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 17, 2015

Company’s common stock at January 23, 2015 and the reassessed fair value as of February 1, 2015 would not have a material impact on the Company’s financial statements for the three months ended March 31, 2015. Furthermore, the Company did not consider it reasonable that the estimated fair value of the Company’s common stock as of February 1, 2015 could be higher than $11.20.

On May 28, 2015, 10 days subsequent to the Company’s first public filing of the Registration Statement, the Company received an estimated price range from the underwriters of approximately $11.00 to $14.00, which provided further evidence to the Company that the estimated fair value of the Company’s common stock used to value the February 1, 2015 equity awards was not unreasonable.

4.	Tell us what consideration was given to reassessing the grant-date fair value of your common stock as of December 3, 2014 considering the factors you used in reassessing the January 23, 2015 valuation. In this regard, it is not apparent how the fair value increased 128% in a two-month span as a result of the factors you have described.

Company Response:

The Company respectfully advises the Staff that the Board reassessed the fair value of the Company’s common stock as of February 1, 2015 given the proximity of the February 2015 grants to the appointment of the underwriters and the other events in February through May 2015 that culminated in the change in the Board’s view of the likelihood and timing of an IPO. Prior to February 2015, the Company had taken only preliminary steps to assess its preparedness for an IPO and there was still significant uncertainty as to whether the Company would in fact move forward with an IPO, including as a result of market volatility, other financing alternatives and the Company’s readiness to operate as a public company. As discussed above, the Company did not discuss with the underwriters or receive any feedback on the viability of an IPO until February 2015. Accordingly, the Company respectfully advises the Staff that the Board believes the stock options granted in December 2014 were properly granted at an exercise price equal to the fair value determined as of December 3, 2014. The Company considered whether reassessment of the grant date fair value as of December 3, 2014 was necessary given the events that transpired during February through May 2015, and concluded that reassessment as of December 3, 2014 was inappropriate given the facts and assumptions underlying the valuations that were performed contemporaneously had not changed as of that date.

Principal Stockholders, page 123

5.	For illustrative purposes, please consider disclosing in the footnotes the percentage ownership of the stockholders after the offering if they were to purchase the maximum number of shares each stockholder has indicated an interest in purchasing.

Company Response:

After carefully considering the Staff’s comment, the Company respectfully advises the Staff

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 17, 2015

that, for the reasons discussed below, the Company believes the requested additional disclosure is not material and would not be helpful to investors (and could potentially be misleading to investors). First, in light of the Company’s dual-class common stock structure in which each share of Class A common stock will be entitled to one vote and each share of Class B common stock will be entitled to 10 votes, even if a particular existing stockholder were to purchase the maximum number of shares of Class A common stock it has indicated an interest in purchasing, the resulting percentage voting power held by such stockholder as a result of the purchase would not be materially impacted given its existing ownership of Class B common stock. Second, as disclosed throughout the Registration Statement, the existing stockholders have only indicated an interest in purchasing the shares, and these indications of interest are not binding agreements or commitments to purchase the shares. Further, the underwriters may elect to sell fewer shares or not to sell any shares to such stockholders. Finally, even if the existing stockholders participate with respect to the maximum number of shares they collectively have indicated an interest in purchasing, the ultimate allocation of shares as between these existing stockholders is not certain.

6.	We note the phrase “may be deemed to beneficially own these shares” in footnote (3) and the phrase “may be deemed to have beneficial ownership over the shares” in footnote (6). Please provide us with a brief legal analysis in support of these statements. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Company Response:

As the sole manager of Ospre-Point Capital, LLC (“Ospre”), Mr. Rauth has sole voting and dispositive power with respect to the shares held by Ospre and, as a result, is the beneficial owner of the shares for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”). In addition, as the co-trustee of the Oceanlink Trust, Mr. von Blottnitz has shared power to revoke the Oceanlink Trust and, as a result, is the beneficial owner of the shares for purposes of Rule 13d-3. In response to the Staff’s comment, we intend to revise the disclosure in footnotes (3) and (6) on page 124 of the Registration Statement to make certain clarifying changes.

7.	In footnote (6), you disclaim beneficial ownership with respect to the shares held by the IGSB III Entities, except to the extent of pecuniary interest. Please note that Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Please revise.

Company Response:

In response to the Staff’s comment, we intend to revise the disclosure in footnote (6) on page 124 of the Registration Statement to remove reference to the disclaimer of beneficial interest.

* * * * *

Securities and Exchange Commission

AppFolio, Inc.

Registration Statement on Form S-1

June 17, 2015

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@sycr.com or, in his absence, Lisa Murison via telephone at (424) 214-7037 or via email at lmurison@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Ryan C. Wilkins

Ryan C. Wilkins

cc:

AppFolio, Inc.

Brian Donahoo, Chief Executive Officer

Ida Kane, Chief Financial Officer

Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias

Erika M. Muhl

Stradling Yocca Carlson & Rauth, P.C.

C. Craig Carlson

Lisa A. Murison

EXHIBIT

Changed Pages to the Registration Statement

revenue from our Value+ services primarily attributable to the expansion of our electronic payments platform and screening services. We experience some seasonality in our revenue, primarily with respect to our screening services for our property manager customers. Our property manager customers process fewer applications for new tenants during the fourth quarter holiday season; therefore, revenue associated with our screening services typically declines in the fourth quarter of the year. As a result of this seasonal decline in revenue from our screening services, we experienced sequential revenue growth in the fourth quarter of 2014 at a rate lower than we experienced in other quarters.

Our quarter-over-quarter total costs and operating expenses as a percentage of revenue for each quarter during 2014 remained consistent and scaled with the growth in our business, except for the second and fourth quarters of 2014 and the first quarter of 2015. During the second quarter of 2014, we experienced an increase in general and administrative expense primarily due to a change in the fair value of contingent consideration and an increase in professional fees. During the fourth quarter of 2014, we experienced an increase in sales and marketing expense primarily due to a substantial increase in headcount within our sales and marketing organization. Additionally, during the fourth quarter of 2014, we experienced an increase in general and administrative expense primarily due to one-time cash bonuses plus applicable tax withholdings, and an increase in stock-based compensation.

During the first quarter of 2015, we continued to experience higher levels of general and administrative expense. The increase in general and administrative expense from the fourth quarter of 2014 was primarily due to our acquisition of RentLinx, an accrual for a payment to a third-party service provider to expedite our transition to a new third-party partner, a substantial increase in headcount within our finance, IT and administrative organizations, and an increase in legal, audit and other professional fees in preparation for this offering.

Liquidity and Capital Resources

As of March 31, 2015, our principal sources of liquidity were cash and cash equivalents totaling $12.0 million, which were held for working capital purposes. From inception to date, we have financed our operations primarily through private placements of equity securities in the form of convertible preferred stock, resulting in total cash proceeds of approximately $61.6 million, net of issuance costs, and from proceeds from borrowings under our credit facility described below. As of March 31, 2015, we had a working capital deficit of $2.3 million, compared to a working capital deficit of $5.7 million as of December 31, 2014. The decrease in our working capital deficit was primarily due to an increase in cash and cash equivalents due to borrowings under our credit facility, offset by increases in accrued expenses and deferred revenue.

In March 2015, we entered into a $12.5 million five-year term loan and revolving credit facility with Wells Fargo Bank, N.A., which matures in 2020. Borrowings bear interest at a fluctuating rate per annum equal to, at our option, (i) a base rate equal to the highest of (a) the federal funds rate plus  1⁄2 of 1%, (b) LIBOR for a one-month interest period plus 1% and (c) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo Bank, N.A. as its “prime rate,” in each case plus an applicable margin of 5%, or (ii) LIBOR for the applicable interest period plus an applicable margin of 6%. The applicable margin is subject to step-downs upon achievement of certain senior leverage ratios. As of March 31, 2015, the outstanding borrowings under our credit facility were $10.0 million, which we intend to repay in full with the proceeds from this offering. Our credit facility requires us to pay a prepayment premium of 2% of the amount prepaid in the event of prepayment from the proceeds of an initial public offering. Borrowings are secured by substantially all of our assets. Our credit facility also contains various covenants, including covenants requiring the delivery of financial and other information and the maintenance of financial ratios, as well as covenants limiting dividends, dispositions, mergers or consolidations, incurrence of indebtedness and liens, and other corporate activities. As of March 31, 2015, we were in compliance with all of the financial covenants under our credit facility.

We believe that our existing cash and cash equivalents balance, together with borrowings available under our credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

64

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (i) 2,430,577 shares held by IGSB Internal Venture Fund II, LLC, (ii) 751,202 shares held by IGSB Internal Venture Fund III, LLC, (iii) 4,620,530 shares held by IGSB IVP II, LLC and (iv) 1,058,659 shares held by IGSB IVP III, LLC. Mr. Bliss, one of our directors, is the manager of IGSB IVP II, LLC and IGSB Internal Venture Fund II, LLC (together, the “IGSB II Entities”) and possesses sole voting and dispositive power with respect to the shares held by the IGSB II Entities. Investment Group of Santa Barbara, LLC, or IGSB LLC, is the manager of IGSB IVP III, LLC and IGSB Internal Venture Fund III, LLC (together, the “IGSB III Entities”). Mr. Bliss, Maurice Duca and William R. Rauth, III are the members of IGSB LLC and possess shared voting and dispositive power with respect to the shares held by the IGSB III Entities. The address for each of the entities affiliated with IGSB is P.O. Box 5609, Santa Barbara, CA 93150.
(2)	Consists of (i) 1,510,481 shares held by BV Capital Fund II, L.P., (ii) 298,342 shares held by BV Capital Fund II-A, L.P. and (iii) 1,981,731 shares held by BV Capital GmbH & Co Beteiligungs KG No. 1. BV Capital GP II, LLC is the sole general partner of each of BV Capital Fund II, L.P., BV Capital Fund II-A, L.P. and BV Capital GmbH & Co. Beteiligungs KG No. 1. BV Capital Management, LLC is the sole managing member of BV Capital GP II, LLC. Matthias Schilling is the sole managing member of BV Capital Management, LLC, and has sole voting and investment power over these shares. The address for the entities affiliated with BV Capital is 600 Montgomery Street, 43rd Floor, San Francisco, CA 94111.
(3)	Consists of shares held by Oceanlink Investments Limited, which is managed by a board of directors that currently possesses ~~sole~~ voting and dispositive power with respect to these shares. Oceanlink Trust, of which Mr. von Blottnitz is a trustee and beneficiary, holds all of the equity interests of Oceanlink Investments Limited. Mr. von Blottnitz possesses shared power to revoke Oceanlink Trust ~~and therefore may be deemed to beneficially own these shares~~. The address for Oceanlink Investments Limited is P.O. Box 621, Le Gallais Chambers, 54 Bath Street, St. Helier, Jersey, Channel Islands JE48YD.
(4)	Consists of (i) the shares identified in footnote (1) above, (ii) 629,634 shares held by Mr. Bliss in a self-directed IRA account and (iii) 41,838 shares held by the Timothy Bliss & Virginia Bliss Family Trust dated April 2, 1982, of which Mr. Bliss and his spouse serve as co-trustees.
(5)	Includes 54,980 shares that may be repurchased by us at the original purchase price as of 60 days following March 31, 2015.
(6)	Consists of (i) 751,202 shares held by IGSB Internal Venture Fund III, LLC, (ii) 1,058,659 shares held by IGSB IVP III, LLC and (iii) 5,041 shares held by Ospre-Point Capital, LLC (“Ospre”). IGSB LLC is the manager of the IGSB III Entities. Messrs. Bliss, Duca and Rauth are the members of IGSB and possess shared voting and dispositive power with respect to the shares held by the IGSB III Entities. Except for the shares held by Ospre, shares are inclusive of, and not in addition to, the shares reported for Mr. Bliss. ~~Mr. Rauth disclaims beneficial ownership over the shares held by the IGSB III Entities, except to the extent of his pecuniary interest therein.~~ The address for each of the entities affiliated with IGSB is P.O. Box 5609, Santa Barbara, CA 93150. Mr. Rauth is the sole manager of Ospre and ~~may be deemed to have beneficial ownership over the shares held by Ospre~~ has sole voting and dispositive power with respect to the shares held by Ospre. The address for Ospre is 660 Newport Center Drive, Newport Beach, CA 92660.
(7)	Consists of shares held by the 1206 Family Trust dated December 13, 2002, of which Mr. Schauser and his spouse serve as co-trustees.
(8)	Consists of (i) 1,879,025 shares held directly by Mr. Walker, and (ii) 20,625 shares held by PENSCO Trust Company FBO Jonathan Walker.
(9)	Includes 79,980 shares that may be repurchased by us at the original purchase price as of 60 days following March 31, 2015.

Certain entities associated with our existing stockholders, including entities affiliated with IGSB, which is one of our principal stockholders and an affiliate of one of our directors and one of our director nominees, have indicated an interest in purchasing up to $20 million of shares of our Class A common stock in this offering, at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the foregoing table and related footnotes do not reflect the potential purchase of any shares in this offering by entities associated with our existing stockholders. Any shares purchased by such entities in this offering will be subject to lock-up agreements with the underwriters, under which such entities have agreed not to sell any of their shares of our Class A common stock or Class B common stock for 180 days following the date of this prospectus.

124

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 930,000 shares of our Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.6 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A common stock offered by them.

Our Class A common stock has been approved for listing on NASDAQ under the symbol “APPF.”

At our request, the underwriters have reserved up to 5% of the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, for sale, at the initial public offering price, to our directors, director nominees, officers and certain employees and friends and family of our employees. If these persons purchase reserved shares, it will reduce the number of shares that are available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by us. We have agreed to indemnify Morgan Stanley & Co. LLC and its affiliates against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of such reserved shares. ~~Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of our Class A common stock sold pursuant to the directed share program.~~ Shares offered in the directed share program will not be subject to lock-up agreements, unless such shares are purchased by our directors, director nominees, officers and certain existing stockholders who are already subject to lock-up agreements, as described below.

We, all of our officers, directors and director nominees, and the holders of substantially all of our outstanding securities, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the restricted period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock or Class B common stock;

•	file any registration statement with the SEC relating to the offering of any shares of our Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock or Class B common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock or Class B common stock;

whether any such transaction described above is to be settled by delivery of our Class A common stock or Class B common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC on

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